Exhibit 12.

Questar Corporation

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2007	2006	2005
	(dollars in millions)
Earnings
Income before income taxes	$798.0	$699.6	$513.6
Less company’s share of earnings of
equity investees	(8.9)	(7.5)	(7.5)
Plus distributions from equity investees	10.4	7.1	10.0
Plus interest expense	72.2	73.6	69.4
Plus allowance for borrowed funds used
during construction	8.0	0.8	1.0
Plus interest portion of rental expense	3.7	3.1	2.5
	$883.4	$776.3	$589.0

Fixed Charges
Interest expense	$ 72.2	$ 73.6	$ 69.4
Plus allowance for borrowed funds used
during construction	8.0	0.8	1.0
Plus interest portion of rental expense	3.7	3.1	2.5
	$ 83.9	$ 77.5	$ 72.9

Ratio of Earnings to Fixed Charges	10.5	10.2	8.1

For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges, earnings and distributions of equity investees. Income before income taxes includes Questar’s share of pretax earnings of equity investees. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs and losses from reacquired debt, and the interest portion of rental expense estimated at 50%.